82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030519

REGISTRANT'S NAME Tan Range Exploration

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

FILE NO. 82- 3446 FISCAL YEAR 8-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/7/04

12(g)3-2(b) FILE 82-3446

CORPORATE OFFICE:
Suite 1730
355 Burrard Street
Vancouver, B.C., Canada
V6C 2G8
Phone: (604) 669-5598
Fax: (604) 669-8915
www.tanrange.com

EXPLORATION OFFICE:
P.O. Box 10953
Mwanza, Tanzania
Phone: 255-28-250-2343
Fax: 255-28-250-2305

TAN RANGE EXPLORATION CORPORATION

02 MAR -1 AM 8:56

ARS 8-31-01

December 2001

President's Report to Shareholders

Overview of Tanzania

Tanzania is a model for economic growth in East Africa - a multi-party democratic system of government, introduced in the early 1990s, paved the way for a new mining and investment code that quickly attracted the major players in the gold industry. The economic benefits of these positive changes have been nothing short of dramatic. Tanzania, once one of the world's poorest nations, is making bold strides forward as it continues to build foreign reserves and reduce both inflation and external debt levels. Economic stability underpins all social and political structures and the long life gold mines of mineral rich Tanzania offer it a particularly bright future.

Tan Range has been part of the "mining scene" in Tanzania since those early days and we too have seen remarkable change in the country. Generally improving economic conditions have made more resources available to the mining and mineral exploration companies who recognize the great potential of the Lake Victoria gold belt. One of our principal properties, Itetemia (Golden Horseshoe Reef), is immediately adjacent to the site of the Bulyanhulu Mine. Barrick Gold Corporation's management of that project has greatly improved the infrastructure that relates to it and the benefits are visibly apparent at both a local and regional level.

Timing and the Gold Market

Over this past year we have taken all the necessary steps to facilitate rapid corporate growth. Early in the year, former managers and Directors of Pangea Goldfields joined our Board of Directors. In late October, Tan Range commenced trading on the Toronto Stock Exchange. Along the way we were successful in obtaining the sponsorship and support of new institutional shareholders through a private placement financing.

To re-cap, we have the people, the finances and the resource assets listed on the premiere equity exchange in Canada; everything is in place to accelerate our success.

Luhala: A Key to Growth and a Cornerstone for Success

This past year has been a most remarkable one at our Luhala property. We have developed an understanding of the nature of the gold mineralization at Luhala. That, in turn, has led us to an expanded RAB program to further define excellent gold values returned by a 4500 sample soil program. Gold exploration has a series of checks and balances. Soil results must be confirmed by RAB drilling and RAB results must stand up to the ultimate test of diamond drilling. This is the case at Luhala where initial diamond drill results are favourable. It is intended that a much-expanded program of diamond drilling will commence early in the new year.

We have developed a geological model to guide our exploration effort towards the successful definition of gold deposits along an identifiable structural trend. More work at

Luhala brings more rewards. In a new area, the strong presence of gold was found along the projected extension of the structural trend which hosts the gold mineralization already located by diamond drilling.

Itetemia: Barrick's $4.0 Million Investment

Two years and $4.0 million later, Barrick is better informed to make a decision regarding Itetemia. The most important exploration developments during the past two years were the strong continuity of the Golden Horseshoe Reef gold mineralization and the discovery of the Bulyanhulu Reef 2 gold-bearing stratigraphy at Itetemia.

Through trace element geochemistry it has also been determined that 3 folded time-equivalent stratigraphic horizons, parallel to one another, exist on the Bulyanhulu and Itetemia properties. This is important because the majority of the gold at Bulyanhulu occurs in one of these horizons (Reef 1). The two other horizons are at Itetemia (Golden Horseshoe Reef/Conductor 7) and good exploration progress is being made in both areas.

We appreciate the opportunity to work with Barrick in our Itetemia joint venture and look forward to advancing it.

Other Properties: When Looking For Elephants You Must Be In Elephant Country

One of the goals of the new management group was to secure additional resource properties. Tanzania still represents one of the best regions in the world to make another major gold discovery.

The exploration strategy of Tan Range can be likened to a pyramid where a large number of exploration properties are "filtered" along the base towards the apex to yield a property that proceeds to development and then production. In our case, two properties, Luhala and Itetemia are near the apex and are both moving upward. We are filling in the base of the pyramid with exploration properties.

The combined Tan Range/Pangea technical team forms an undeniably strong group which has unparalleled expertise in gold exploration in Tanzania. Two mature projects and a full pipeline of exploration opportunities make Tan Range the vehicle of choice in the Tanzanian gold exploration business.

A Change in the Wind

We begin the new year well funded, well managed and with a clear vision of our what we intend to achieve. Tan Range continues to make quiet progress against the backdrop of an uneven time in the gold market. An old adage reminds us that success is where preparation meets opportunity. We are prepared and we await the opportunity that a positive upturn in the gold markets will bring.

Yours truly,

Marek J. Kreczmer
President

Tan Range Exploration Corporation
(An Exploration Stage Company)

Consolidated Financial Statements
August 31, 2001 and 2000

Management's Responsibility for Financial Reporting

The accompanying financial statements of Tan Range Exploration Corporation have been prepared by and are the responsibility of the company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's best judgement. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Audit Committee of the Board of Directors is composed primarily of non-management directors. It meets annually with the company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

The company's auditors, PricewaterhouseCoopers LLP, have examined these consolidated financial statements and their report follows.

Vancouver, B.C.
November 15, 2001

Marek J. Kreczmer
President

Frank R. Hallam
Chief Financial Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
601 West Hastings Street
Suite 1400
Vancouver British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7664

November 15, 2001

Auditors' Report

To the Shareholders of
Tan Range Exploration Corporation

We have audited the consolidated balance sheets of Tan Range Exploration Corporation as at August 31, 2001 and 2000 and the consolidated statements of operations and deficit, mineral properties and deferred exploration and development costs and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Tan Range Exploration Corporation
(An Exploration Stage Company)
Consolidated Balance Sheets
As at August 31, 2001 and 2000

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	2,564,793	1,444,730
Accounts and other receivables (note 8)	171,181	72,695
Prepaid expenses	15,251	19,872
	2,751,225	1,537,297
Restricted cash (note 4(c))	500,000	540,000
Mineral properties and deferred exploration and development costs (note 4)	9,075,129	6,853,957
Capital assets (note 5)	113,426	104,627
	12,439,780	9,035,881
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	564,854	490,839
Due to related parties (note 6)	-	17,900
	564,854	508,739
Shareholders' Equity		
Share capital (notes 4(c) and 7)	26,747,161	22,606,604
Deficit	(14,872,235)	(14,079,462)
	11,874,926	8,527,142
	12,439,780	9,035,881

Nature of operations (note 1)

Subsequent events (note 10)

Approved by the Board of Directors

______________________ Director ______________________ Director

Tan Range Exploration Corporation
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
For the years ended August 31, 2001 and 2000

	2001 $	2000 $
Expenses		
Amortization	37,406	30,604
Annual general meeting	15,800	21,074
Consulting and management fees	100,939	42,786
Insurance	29,402	24,971
Memberships, courses and publications	12,566	10,431
Office and administration	37,705	47,554
Office rentals	54,270	48,143
Press releases	38,979	20,207
Printing and mailing	1,590	4,188
Professional fees	84,312	54,114
Promotions and shareholder relations	36,552	29,973
Salaries and benefits	268,857	336,288
Telephone and fax	21,316	21,284
Transfer agent and listing	140,741	32,665
Travel and accommodation	38,788	33,879
	919,223	758,161
Less: Expense recoveries	45,479	68,617
	873,744	689,544
Other expenses (income)		
Foreign exchange	939	23,944
Interest - net of expense	(89,463)	(53,731)
Gain on sale of capital assets	-	(587)
Write-off of mineral properties and deferred exploration and development costs (note 4)	7,553	2,752,432
	(80,971)	2,722,058
Loss for the year	792,773	3,411,602
Deficit - Beginning of year	14,079,462	10,667,860
Deficit - End of year	14,872,235	14,079,462
Basic and diluted loss per share	0.02	0.09

Tan Range Exploration Corporation

(An Exploration Stage Company)

Consolidated Statements of Mineral Properties and Deferred Exploration and Development Costs

For the years ended August 31, 2001 and 2000

	2001 $	2000 $
Mineral properties and deferred exploration and development costs		
Camp, field supplies and travel	202,480	217,403
Exploration and field overhead	98,783	83,211
Geological consulting and field wages	662,422	542,172
Geophysical and geochemical	22,743	436,999
Property acquisition costs	102,959	70,575
Parts and equipment	7,958	16,859
Trenching and drilling	1,141,428	930,058
Recoveries	(10,048)	(799,028)
	2,228,725	1,498,249
Total mineral properties and deferred exploration and development costs - Beginning of year	6,853,957	8,108,140
Mineral properties and deferred exploration and development costs written off during the year	(7,553)	(2,752,432)
Total mineral properties and deferred exploration and development costs - End of year	9,075,129	6,853,957

Tan Range Exploration Corporation
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended August 31, 2001 and 2000

	2001 $	2000 $
Cash flows from operating activities		
Loss for the year	(792,773)	(3,411,602)
Items not affecting cash		
Amortization	37,406	30,604
Write-off of mineral properties and deferred exploration and development costs	7,553	2,752,432
Gain on sale of capital assets	-	(587)
	(747,814)	(629,153)
Net change in non-cash working capital items (note 3)	42,867	332,662
	(704,947)	(296,491)
Cash flows from investing activities		
Mineral properties and deferred exploration and development costs	(2,228,725)	(1,498,249)
Capital asset additions	(46,205)	(14,699)
Restricted cash	40,000	(540,000)
	(2,234,930)	(2,052,948)
Cash flows from financing activities		
Share capital issued - net of issuance costs (notes 3 and 7(b))	4,059,940	3,479,968
Increase in cash and cash equivalents	1,120,063	1,130,529
Cash and cash equivalents - Beginning of year	1,444,730	314,201
Cash and cash equivalents - End of year	2,564,793	1,444,730
Cash and cash equivalents consist of		
Cash on deposit with banks	564,160	684,991
Short-term investments	2,000,633	759,739
	2,564,793	1,444,730

Non-cash operating and financing activities (note 3)

1 Nature of operations

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Consequently, the company considers itself to be an exploration stage company. The continued operations of the company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2 Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries:

	Percentage ownership
Dia Consult Limited (a Tanzanian company)	100%
Itetemia Mining Company (a Tanzanian holding company)	90%
Kabahelele Mining Company Limited (a Tanzanian holding company)	80%
Tancan Mining Company Limited (a Tanzanian company)	100%

Translation of foreign currencies

The company's subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year. Translation gains and losses are included in the statements of operations and deficit.

Mineral properties and deferred exploration and development costs

Acquisition costs and exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the deferred costs are written off.

Amounts recovered from third parties to earn an interest in the company's mineral properties are applied as a reduction of the deferred exploration and development costs.

Overhead costs directly related to exploration and development are allocated to the mineral properties explored during the year and are deferred and amortized using the same method applied to property-specific exploration and development costs. All other overhead and administration costs are expensed in the year they are incurred.

Capital assets

Capital assets other than mineral properties and deferred exploration and development costs are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Leasehold improvements	20%

Use of estimates

The preparation of financial statements in conformity with Canadian generally accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from management's estimates.

Stock options

No expense is recognized when stock options are issued. Any consideration paid by option holders on exercise of stock options is credited to share capital.

Option payments

Options are exercisable at the discretion of the company and, accordingly, are only recognized as paid.

Loss per share

Effective August 31, 2001, the company adopted the method of calculating loss per share in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Loss per share has been calculated using the weighted average number of common shares issued and outstanding during the period. Outstanding stock options, special warrants and share purchase warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Financial instruments

The company's financial assets and liabilities consist of non-interest bearing accounts and other receivables, accounts payable and accrued liabilities, and cash and cash equivalents held with large Canadian and U.S. financial institutions. The fair value of the company's financial assets and liabilities is estimated to approximate their carrying value.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less, and are subject to standard deposit insurance limits.

3 Non-cash operating and financing activities

Net interest income received during the year was $89,463 (2000 - $53,731).

During the year ended August 31, 2001, 185,000 (2000 - 50,000) common shares in the amount of $80,617 (2000 - $22,500) issued to settle certain outstanding accounts payable have been excluded from the statements of cash flows.

4 Mineral properties and deferred exploration and development costs

The company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. The majority of the company's concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting licence, the company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development. Prospecting licences are granted for a two-year term and may be renewed for a second two-year term followed by a third one-year term.

All mining licences are granted subject to an annual rental fee of not more than US$20 per square kilometre payable to the government of Tanzania. In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

				2000			2001
	Total costs to 1999 $	Net costs incurred (recovered) during the year $	Written off during the year $	Total costs to 2000 $	Net costs incurred during the year $	Written off during the year $	Total costs to 2001 $
Tanzania -							
Bukwimba	41,612	1,147	-	42,759	204	-	42,963
Geita East	620,991	44,061	(665,052)	-	-	-	-
Itetemia	4,328,303	1,191,441	-	5,519,744	1,242,270	-	6,762,014
Kabahelele	1,434,121	(3,038)	(1,431,083)	-	-	-	-
Luhala	816,054	161,881	-	977,935	971,509	-	1,949,444
Mnekezi (Tulawaka East)	204,404	107,052	-	311,456	4,152	-	315,608
Mulehe	6,358	(4,295)	-	2,063	2,764	(4,827)	-
Zambia	656,297		(656,297)	-	-	-	-
Other	-	-	-	-	7,826	(2,726)	5,100
	8,108,140	1,498,249	(2,752,432)	6,853,957	2,228,725	(7,553)	9,075,129

The company has assessed the carrying value of mineral properties and deferred exploration and development costs as at August 31, 2001. Given increased uncertainty over the ability of the company to recover the costs deferred against Mulehe, this property was written off as at August 31, 2001. The Kabahelele, Geita East and Zambia properties were written off as at August 31, 2000. The company will retain title to these properties.

a) **Geita East**

Pursuant to an agreement dated June 9, 1997 with M-B Mining Tanzania Limited, which replaced a prior agreement dated February 26, 1996, the company has an undivided 90% interest in, and is manager of, the Geita East concession. M-B Mining Tanzania Limited has a 10% free carried interest that the company may elect to purchase at fair market value within 60 days after a production decision has been made. The company is required to fund all costs of the project.

In January 1999, Ashanti Goldfields Company Limited (Ashanti) entered into an agreement with the company whereby Ashanti was granted the exclusive option to acquire an undivided 60% interest (two-thirds of the company's 90% interest) in the Geita East concession. Ashanti terminated its option during the year ended August 31, 2001. The company has written off all costs deferred to the property, but will continue to hold title to the concession.

b) **Itetemia**

By an agreement with the State Mining Corporation of Tanzania (Stamico) dated July 18, 1994, the company acquired a 90% interest in the Itetemia gold concession in exchange for US$57,400 in option payments over seven years and a requirement to spend at least US$300,000. Those requirements have been met.

Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the property by meeting 20% of the costs required to place the property into production. The company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

See also note 4(c).

c) **Itetemia North, Itetemia Village, Mwingilo and Ngula**

All of these concessions are contiguous with the company's Itetemia concession (see note 4(b)). The resulting group of five concessions is collectively referred to as the Itetemia Project by the company.

The Itetemia North concession was acquired in exchange for US$35,000 and a 3% net smelter royalty. The Itetemia Village, Mwingilo and Ngula concessions were acquired by staking, and minimum work requirements have been completed.

On December 6, 1999, Barrick Gold Corporation (Barrick) closed an agreement with the company granting Barrick the exclusive option to earn an undivided 60% interest in the Itetemia Project. In exchange for this option, Barrick was required to make three placements within 12 months of the closing date of $1,000,000 each for shares of the company at prices of $0.70, $0.85 and $1.00 respectively. All three placements were completed by Barrick prior to November 15, 2000 (note 7(b)). In addition, Barrick was granted a warrant to purchase 740,741 additional shares at a price of $1.35, which it exercised on June 14, 2001. Barrick has the right to maintain its interest in the company from time to time by way of additional private placements. The company has agreed that 80% of all proceeds from the above placements will be expended upon the exploration and development of the Itetemia Project. As at August 31, 2001, the company had $500,000, included in restricted cash, committed to such expenditures.

To exercise its option, Barrick must make a positive production decision with respect to the Itetemia Project which contemplates a rate of production of not less than 100,000 ounces per annum by June 14, 2005. In addition, Barrick must finance the entire project, with the company to repay its portion of the costs from its share of the net proceeds of production. Once a production decision is taken by Barrick, if the property is not in production on a stand-alone basis within 18 months, or within 12 months on a custom-milling basis, Barrick must make penalty payments to the company as follows:

	US$
Year one	500,000
Year two	750,000
Year three	1,000,000
Year four and subsequent years	1,200,000

Payments due after year five will be adjusted for inflation based on the Canadian Consumer Price Index.

In addition to the above, upon exercise of its option, Barrick will assume the company's right to purchase Stamico's 10% interest in the Itetemia concession (note 4(b)). Should this occur, Barrick has agreed to pay the company's portion of all production royalties payable from the Itetemia concession to the Tanzanian government.

d) **Kabahelele, Luhala, Mnekezi and Mulehe**

During 1993, the company acquired an 80% interest in the Kabahelele gold concession. Minimum work requirements of US$300,000 have been completed. The company acquired 100% interests in the Mnekezi and Mulehe concessions by way of staking in 1994.

Effective April 25, 1999, Newmont Overseas Exploration Limited (Newmont) entered into a formal agreement with the company granting Newmont the right to earn up to 70% of the company's interests in the Kabahelele, Luhala (note 4(e)), Mnekezi and Mulehe concessions in exchange for certain option payments and exploration expenditures. During the year ended August 31, 2000, Newmont terminated its option and retains no rights or interests in any of the properties.

During the year ended August 31, 2001, the company recovered costs by way of option payments and exploration expense reimbursements from Newmont of $nil (2000 - $168,575) on the Kabahelele property, $nil (2000 - $363,369) on the Luhala property, $nil (2000 - $231,538) on the Mnekezi property and $5,348 (2000 - $42,319) on the Mulehe property.

e) **Luhala**

The company was granted a 100% interest in the Luhala prospecting licence on July 2, 1992. To maintain this concession, the company was required to conduct exploration work of at least US$250,000 before October 25, 1997. This work commitment was met.

Effective April 25, 1999, the Luhala property was under option to Newmont (note 4(d)). This option was terminated during the year ended August 31, 2000.

During the years ended August 31, 2001 and 2000, the company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima. The Luhala, Shilalo, Ngobo and Sima licences are contiguous and the combined "Luhala" project now covers approximately 126 square kilometres. For Ngobo, the company must make property payments totalling US$120,000 over six years (US$24,000 paid to date) and for Sima, property payments totalling US$84,000 over six years (US$14,000 paid to date). The vendor in each case retains a 2% net smelter return royalty, of which the company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the company must make property payments totalling US$16,000 over three years (US$5,000 paid to date). The vendor retains a 2% net smelter return royalty, of which the company may buy back one-half (i.e., 1%) for US$250,000.

5 Capital assets

	2001			2000		
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $
Machinery and equipment	239,370	188,297	51,073	234,185	175,093	59,092
Automotive	194,696	155,055	39,641	147,144	126,933	20,211
Computer equipment	69,993	48,981	21,012	62,646	39,749	22,897
Leasehold improvements	17,280	15,580	1,700	17,279	14,852	2,427
	521,339	407,913	113,426	461,254	356,627	104,627

6 Due to related parties

The amounts due to related parties are without interest, unsecured, and payable in cash or shares, as follows:

	2001 $	2000 $
Due to directors, shareholders and employees for services	-	17,900

7 Share capital

a) Authorized

An unlimited number of common voting shares

b) Issued common shares and special warrants

	Number of shares	Amount $
Balance - August 31, 1999	36,681,929	19,104,136
Stock options exercised	690,000	274,225
Issued for cash	2,605,042	2,000,000
Issued for director services	50,000	22,500
Special warrants - net of issue costs	-	1,205,743
Balance - August 31, 2000	40,026,971	22,606,604
Stock options exercised	129,000	53,650
Issued for cash	1,902,741	2,089,100
Issued for debt	125,000	56,250
Issued for director services	60,000	24,367
Issued on conversion of special warrants	2,596,000	-
Special warrants issued and converted to shares - net of issue costs	5,875,000	1,917,190
Issued for a finders' fee	46,266	-
Balance - August 31, 2001	50,760,978	26,747,161

Under the terms of a property acquisition agreement dated December 6, 1999 (see note 4(c)), on November 30, 1999, Barrick purchased 1,428,571 shares at a price of $0.70 each for total proceeds of $1,000,000. On May 11, 2000, Barrick purchased a further 1,176,471 shares at a price of $0.85 each for total proceeds of $1,000,000. On October 23, 2000, Barrick purchased a third placement of 1,000,000 shares at $1.00 each for total proceeds of $1,000,000. On June 14, 2001, Barrick purchased a final placement of 740,741 shares at $1.35 each for total proceeds of $1,000,000.

On February 8, 2000, the company completed a private placement for the issuance of 400,000 special warrants at a price of $0.41 per special warrant. These special warrants were exchangeable into one common share and one non-transferable share purchase warrant for a further 400,000 common shares exercisable at a price of $0.45 per share until February 8, 2002. On September 12, 2000, these special warrants were exchanged for common shares and warrants.

On March 31, 2000, the company completed a private placement for the issuance of 1,996,000 special warrants at a price of $0.50 per special warrant. These special warrants were exchangeable into one common share and one non-transferable share purchase warrant for a further 1,996,000 common shares exercisable at a price of $0.60 per share until March 31, 2001 and $0.70 per share until March 31, 2002. A commission of $104,300 was paid in association with this placement in the form of 96,000 special warrants and $56,300 cash. On September 12, 2000, these special warrants were exchanged for common shares and warrants.

On May 9, 2000, the company completed a private placement for the issuance of 200,000 special warrants at a price of $0.50 per special warrant. These special warrants were exchangeable into one common share and one non-transferable share purchase warrant for a further 200,000 common shares exercisable at a price of $0.60 per share until May 9, 2001 and $0.70 per share until May 9, 2002. On September 12, 2000, these special warrants were exchanged for common shares and warrants.

On March 6, 2001, the company closed an issue of 5,875,000 special warrants priced at $0.40 per special warrant. Each special warrant is exchangeable into one unit of the company, comprising one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.60 for a period of 18 months. A prospectus filed to qualify these special warrants cleared on June 4, 2001.

The gross proceeds of $2,350,000 were reduced by an agents' commission of $164,500. The agents are also entitled to 46,266 common shares upon clearance of a qualifying prospectus. Additional expenses relating to the offering of the special warrants and qualifying prospectus were $268,310.

On May 9, 2001, the company issued 125,000 common shares at $0.45 per share for settlement of certain accounts payable.

On May 30, 2001, the company completed a private placement for the issuance of 162,000 units at a price of $0.55 per unit. These units comprised one common share and one non-transferable share purchase warrant for a further 162,000 common shares exercisable at a price of $0.60 per share until May 30, 2003.

As at August 31, 2001, the following share purchase warrants were outstanding:

Number of common shares	Exercise price $	Expiry date
400,000	0.45	February 8, 2002
1,996,000	0.70	March 31, 2002
200,000	0.70	May 9, 2002
2,937,500	0.60	September 5, 2002
162,000	0.60	May 30, 2003
5,695,500		

c) **Stock options**

The company has a stock option plan which is administered by the board of directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the plan should not exceed 8,144,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the company and by any relevant stock exchange or regulatory authority. Options must expire no later than five years from the date such options are granted. The purpose of granting such options is to assist the company in compensating, attracting, retaining and motivating directors, officers and employees of the company and to closely align the personal interests of those directors, officers and employees with those of the shareholders.
Stock option activity in 2001 was as follows:

	Number of shares	Weighted average price $
Outstanding - August 31, 1999	3,409,500	0.61
Granted	1,077,500	0.43
Exercised	(690,000)	0.40
Cancelled	(235,000)	0.42
Outstanding - August 31, 2000	3,562,000	0.61
Granted	3,046,500	0.45
Exercised	(129,000)	0.42
Cancelled	(494,500)	0.77
Outstanding - August 31, 2001	5,985,000	0.53

At August 31, 2001, the following director and employee stock options were outstanding:

Number of common shares	Exercise price $	Expiry date
10,000	0.40	November 13, 2001
500,000	0.82	February 10, 2002
100,000	0.91	July 20, 2002
340,000	0.92	January 14, 2003
1,050,000	0.50	March 1, 2004
175,000	0.40	November 4, 2004
111,500	0.35	December 8, 2004
463,000	0.45	January 4, 2005
149,000	0.45	January 7, 2005
50,000	0.50	January 19, 2005
10,000	0.55	March 2, 2005
655,000	0.40	November 8, 2005
495,000	0.33	January 16, 2006
99,500	0.40	February 1, 2006
1,777,000	0.51	August 7, 2006
5,985,000		

8 Related party transactions

During the year ended August 31, 2001, $362,596 (2000 - $225,562) was paid or payable by the company to three directors and one former director (2000 - two directors and one former director) for consulting fees.

Accounts receivable include advances to related parties of $72,846 (2000 - $61,464), which consist of funds advanced to officers and directors for exploration and corporate activities conducted in the normal course of business. Also included in accounts receivable is an amount of $10,747 (2000 - $544) due in the normal course of business from three tenant companies sharing administration costs with the company and related by way of common directors and officers.

Other related party transactions are disclosed elsewhere in these consolidated financial statements.

9 Income taxes

The company has estimated loss carryforwards and certain resource-related deductions in Canada aggregating $16,100,000 (2000 - $13,700,000), which are available to be offset against future taxable income. The benefits of these losses and deductions are not reflected in these financial statements as, at this stage in the company's development, there is no certainty that they will be realized.

10 Subsequent events

On October 1, 2001, the company entered into an option agreement to acquire an undivided 90% interest in the Simba property in Tanzania by paying US$60,000 over four years.

On October 21, 2001, the company entered into an option agreement to acquire an undivided 90% interest in the prospecting licence in the Busange area of Tanzania by paying US$61,000 over five years.